Exhibit 99.1

Sea Limited Reports Fourth Quarter and Full Year 2020 Results

Singapore, March 2, 2021 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Highlights

▪	Group

o	Total GAAP revenue was US$1.6 billion, up 101.6% year-on-year.
o	Total gross profit was US$533.7 million, up 101.5% year-on-year.
o	Total adjusted EBITDA[1] was US$48.7 million compared to US$(104.9) million for the fourth quarter of 2019.

▪	Digital Entertainment

o	Bookings[2] were US$1.0 billion, up 111.1% year-on-year.
o	Adjusted EBITDA[1] was US$663.5 million, up 149.1% year-on-year.
o	Adjusted EBITDA represented 65.5% of bookings for the fourth quarter of 2020, compared to 55.5% for the fourth quarter of 2019.
o	GAAP revenue was US$693.4 million, up 71.6% year-on-year.
o	Quarterly active users (“QAUs”) reached 610.6 million, an increase of 72.1% year-on-year.
o	Quarterly paying users grew by 119.5% year-on-year to 73.1 million, and represented 12.0% of QAUs for the fourth quarter compared to 9.4% for the same period in 2019.
o	Average bookings per user were US$1.7, compared to US$1.4 for the fourth quarter of 2019.
o	Our self-developed global hit game, Free Fire, was the most downloaded mobile game globally for 2020, according to App Annie[3], maintaining this leading position for a second consecutive year.
o	Free Fire continued to be the highest grossing mobile game in Latin America and in Southeast Asia for the fourth quarter and for the full year of 2020, according to App Annie[3]. Free Fire has maintained this leading position for the past six consecutive quarters.
o	Free Fire was also the highest grossing mobile game in India for the fourth quarter and for the full year of 2020, according to App Annie[3].
o	Free Fire related content recorded over 72 billion view counts across YouTube globally in 2020, making Free Fire the most viewed mobile-only video game globally on YouTube for both 2019 and 2020. It was also the third most viewed among all video games on YouTube in 2020.
o	Our esports and community-building efforts continued to attract significant followings in the fourth quarter. Free Fire esports tournaments hosted during the quarter have accumulated over 170 million online views to date.

▪	E-commerce

o	GAAP revenue was US$842.2 million, up 178.3% year-on-year.
o	GAAP revenue included US$627.6 million of GAAP marketplace revenue[4], up 175.4% year-on-year, and US$214.6 million of GAAP product revenue[5], up 187.1% year-on-year.
o	Gross orders totaled 1.0 billion, an increase of 134.6% year-on-year.
o	Gross merchandise value (“GMV”) was US$11.9 billion, an increase of 112.5% year-on-year.
o	Adjusted EBITDA[1] was US$(427.5) million compared to US$(306.2) million for the fourth quarter of 2019. Adjusted EBITDA loss per order decreased by 41.4% year-on-year to US$0.41, compared to US$0.70 for the fourth quarter of 2019.
o	In Indonesia, where Shopee is the largest e-commerce platform, it registered over 430 million orders for the market in the fourth quarter, or a daily average of around 4.7 million orders, an increase of over 128% year-on-year. Shopee also ranked first in Indonesia by average monthly active users, total time spent in app on Android, and downloads, in the Shopping category for the fourth quarter and for the full year of 2020, according to App Annie[3].
o	Both in Southeast Asia and in Taiwan, Shopee ranked first in the Shopping category by average monthly active users, total time spent in app on Android, and downloads, for the fourth quarter and for the full year of 2020, according to App Annie[3].
o	Shopee was also the third most downloaded app globally in the Shopping category for the full year of 2020, according to App Annie[3].
o	Shopee is building ever-stronger brand affinity with our communities. Shopee ranked first in YouGov’s “Best APAC Buzz Rankings 2020” and ranked eighth in YouGov’s “Best Global Brands 2020”. Shopee represents one of the only two e-commerce brands in YouGov’s top 10 global brand rankings.

Full Year 2020 Highlights

▪	Group

o	Total GAAP revenue was US$4.4 billion, up 101.1% year-on-year.
o	Total gross profit was US$1.3 billion, up 123.0% year-on-year.
o	Total adjusted EBITDA[1] was US$107.0 million compared to US$(178.6) million for the full year of 2019.

▪	Digital Entertainment

o	Bookings[2] were US$3.2 billion, up 80.3% year-on-year, exceeding our recently raised full-year guidance for 2020.
o	Adjusted EBITDA[1] was US$2.0 billion, up 94.0% year-on-year.
o	Adjusted EBITDA represented 62.2% of bookings for the full year of 2020, compared to 57.8% for the full year of 2019.
o	GAAP revenue was US$2.0 billion, up 77.5% year-on-year.

▪	E-commerce

o	GAAP revenue was US$2.2 billion, up 159.8% year-on-year.
o	GAAP revenue included US$1.6 billion of GAAP marketplace revenue[4], up 155.2% year-on-year, and US$575.4 million of GAAP product revenue[5], up 173.1% year-on-year.
o	GAAP revenue plus sales incentives net-off was US$2.5 billion, exceeding our recently raised full-year guidance for 2020.

o	Gross orders totaled 2.8 billion, an increase of 132.8% year-on-year.
o	Gross merchandise value (“GMV”) was US$35.4 billion, an increase of 101.1% year-on-year.
o	Adjusted EBITDA[1] was US$(1.3) billion compared to US$(1.0) billion for the full year of 2019. Adjusted EBITDA loss per order decreased by 46.5% year-on-year to US$0.46, compared to US$0.86 for the full year of 2019.

Digital Financial Services Update

In the fourth quarter, we continued to see strong growth in the adoption of SeaMoney’s offerings. Our mobile wallet total payment volume exceeded US$2.9 billion for the quarter and US$7.8 billion for the full year of 2020. Moreover, quarterly paying users for our mobile wallet services surpassed 23.2 million in the fourth quarter with monthly paying users in Indonesia surpassing 10 million during the quarter.

We also continued to expand our suite of online and offline third-party use cases and partnerships. We recently expanded our partnership with Google to offer our mobile wallet as a payment option for the Google Play Store in Indonesia, following our partnership with Google in Thailand from March 2020.

Other Updates

Sea has acquired 100% of Composite Capital Management (“Composite”), a Hong Kong-licensed global investment management firm. Composite was founded and is led by David Ma. Its team has a demonstrated track record of successful, long-term investing, and a deep understanding of industry trends and relevant sectors globally.

Concurrent with this acquisition, we are establishing Sea Capital, a platform to manage Sea’s overall investment efforts. David Ma will serve as the Chief Investment Officer of Sea Capital and will report directly to Sea’s Chairman and Group Chief Executive Officer, Forrest Li. Sea Capital will focus on partnering with entrepreneurs using technology to better serve consumers and small businesses. Through Sea Capital, we intend to invest into and support the growth of our broader ecosystem to create value for our users, business partners, and communities. In line with this commitment, we are allocating an initial US$1 billion to be deployed by Sea Capital over the next few years. We believe the addition of the Composite team and the establishment of Sea Capital will further enhance our investment and capital allocation capabilities in support of Sea’s long-term growth strategies.

Separately, Dr. Yan Shuicheng has joined Sea as Group Chief Scientist to build and lead Sea AI Labs. Dr. Yan is a leading expert in the field of artificial intelligence, with a particular focus on computer vision, machine learning and multimedia analysis. He is an ACM Fellow and Fellow of Academy of Engineering Singapore.

Sea AI Labs intends to attract and collaborate with top talent in artificial intelligence with the goal of exploring and developing long-term insights and technologies related to our existing businesses and new opportunities beyond. Dr. Yan and Sea AI Labs will strengthen our capabilities in innovation and research, in line with our commitment to advancing technology to drive the development of the digital economy across our regions.

Guidance

For the full year of 2021, we currently expect bookings for digital entertainment to be between US$4.3 billion and US$4.5 billion. The midpoint of the guidance represents an increase of 38.1% from 2020.

We also expect GAAP revenue for e-commerce to be between US$4.5 billion and US$4.7 billion. The midpoint of the guidance represents an increase of 112.3% from 2020.

1 For definitions of total adjusted EBITDA and adjusted EBITDA for digital entertainment and e-commerce segments, please refer to the “Non-GAAP Financial Measures” section.

2 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

3 Rankings data for App Annie is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand, and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay.

4 GAAP marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

5 GAAP product revenue mainly consists of revenue generated from direct sales.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended December 31,			For the Full Year ended December 31,

	2019	2020		2019		2020
	$	$	YOY%	$		$	YOY%
Revenue
Service revenue
Digital Entertainment	404,082	693,362	71.6%	1,136,017		2,015,972	77.5%
E-commerce and other services	296,515	656,566	121.4%	822,659		1,777,330	116.0%
Sales of goods	76,627	216,622	182.7%	216,702		582,362	168.7%
	777,224	1,566,550	101.6%	2,175,378		4,375,664	101.1%

Cost of revenue
Cost of service
Digital Entertainment	(139,117)	(208,360)	49.8%	(435,905)		(702,329)	61.1%
E-commerce and other services	(294,685)	(611,637)	107.6%	(907,518)		(1,743,773)	92.1%
Cost of goods sold	(78,570)	(212,841)	170.9%	(227,035)		(580,657)	155.8%
	(512,372)	(1,032,838)	101.6%	(1,570,458)		(3,026,759)	92.7%
Gross profit	264,852	533,712	101.5%	604,920		1,348,905	123.0%
Other operating income	6,015	72,697	1,108.6%	15,890		189,645	1,093.5%
Sales and marketing expenses	(341,740)	(665,222)	94.7%	(969,543)		(1,830,875)	88.8%
General and administrative expenses	(109,705)	(189,005)	72.3%	(385,865)		(657,215)	70.3%
Research and development expenses	(49,467)	(109,507)	121.4%	(156,634)		(353,785)	125.9%
Total operating expenses	(494,897)	(891,037)	80.0%	(1,496,152)		(2,652,230)	77.3%
Operating loss	(230,045)	(357,325)	55.3%	(891,232)		(1,303,325)	46.2%
Non-operating loss, net	(15,183)	(124,459)	719.7%	(477,387	)(1)	(179,913)	(62.3)%
Income tax expense	(36,011)	(44,166)	22.6%	(85,864)		(141,640)	65.0%
Share of results of equity investees	(681)	1,381	(302.8)%	(3,239)		721	(122.3)%
Net loss	(281,920)	(524,569)	86.1%	(1,457,722)		(1,624,157)	11.4%
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes (2)	(240,210)	(430,722)	79.3%	(867,776)		(1,333,824)	53.7%

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders (2)	(0.53)	(0.87)	64.2%	(2.00)		(2.78)	39.0%

Change in deferred revenue of Digital Entertainment	75,794	319,720	321.8%	631,355		1,170,399	85.4%
E-commerce sales incentives net-off	55,679	119,344	114.3%	107,828		301,254	179.4%

Adjusted EBITDA for Digital Entertainment (2)	266,407	663,539	149.1%	1,021,941		1,982,734	94.0%
Adjusted EBITDA for E-commerce (2)	(306,150)	(427,474)	39.6%	(1,043,366)		(1,306,908)	25.3%
Adjusted EBITDA for Digital Financial Services (2)	(49,761)	(171,263)	244.2%	(113,445)		(511,092)	350.5%
Adjusted EBITDA for Other Services (2)	(8,022)	(12,668)	57.9%	(27,996)		(39,551)	41.3%
Unallocated expenses (3)	(7,353)	(3,407)	(53.7)%	(15,743)		(18,198)	15.6%
Total adjusted EBITDA (2)	(104,879)	48,727	(146.5)%	(178,609)		106,985	(159.9)%

(1) This was primarily due to fair value loss of $472.9 million on the 2017 convertible notes as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.

(2) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(3) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended December 31, 2020 Compared to Three Months Ended December 31, 2019

Revenue

Our total GAAP revenue increased by 101.6% to US$1.6 billion in the fourth quarter of 2020 from US$777.2 million in the fourth quarter of 2019. The increase was mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: GAAP revenue increased by 71.6% to US$693.4 million in the fourth quarter of 2020 from US$404.1 million in the fourth quarter of 2019. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

•	E-commerce and other services: GAAP revenue increased by 121.4% to US$656.6 million in the fourth quarter of 2020 from US$296.5 million in the fourth quarter of 2019. This increase was primarily driven by the growth of our e-commerce marketplace, and positive developments in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to continuously enhance our service offerings as we seek to create greater value for our platform users.

•	Sales of goods: GAAP revenue increased by 182.7% to US$216.6 million in the fourth quarter of 2020 from US$76.6 million in the fourth quarter of 2019, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 101.6% to US$1.0 billion in the fourth quarter of 2020 from US$512.4 million in the fourth quarter of 2019.

•	Digital Entertainment: Cost of revenue increased by 49.8% to US$208.4 million in the fourth quarter of 2020 from US$139.1 million in the fourth quarter of 2019. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 107.6% to US$611.6 million in the fourth quarter of 2020 from US$294.7 million in the fourth quarter of 2019. The increase was primarily due to higher expenses associated with our logistics and other value-added services that we provide to our users, and other costs incurred in line with the growth of our e-commerce marketplace. Improvement in gross profit margins was mainly due to take-rate growth as we continue to roll out tools to better serve our users’ needs.

•	Cost of goods sold: Cost of goods sold increased by 170.9% to US$212.8 million in the fourth quarter of 2020 from US$78.6 million in the fourth quarter of 2019. The increase was largely in line with the increase in our product offerings.

Other Operating Income

Our other operating income increased by 1,108.6% to US$72.7 million in the fourth quarter of 2020 from US$6.0 million in the fourth quarter of 2019. The increase in our other operating income was mainly due to the rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 94.7% to US$665.2 million in the fourth quarter of 2020 from US$341.7 million in the fourth quarter of 2019. The table below sets forth the breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2019	2020	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	44,547	61,191	37.4%
E-commerce	254,710	438,475	72.1%
Digital Financial Services	38,830	152,359	292.4%

•	Digital Entertainment: Sales and marketing expenses increased by 37.4% to US$61.2 million in the fourth quarter of 2020 from US$44.5 million in the fourth quarter of 2019. The increase was primarily due to higher online marketing costs as we continue to deepen the engagement with our gaming community.

•	E-commerce: Sales and marketing expenses increased by 72.1% to US$438.5 million in the fourth quarter of 2020 from US$254.7 million in the fourth quarter of 2019. The increase in marketing expenses was primarily attributable to the ramping up of marketing incentives and brand marketing efforts, as we continue our investments to fully capture the opportunities in our markets.

•	Digital Financial Services: Sales and marketing expenses increased by 292.4% to US$152.4 million in the fourth quarter of 2020 from US$38.8 million in the fourth quarter of 2019. The increase in marketing expenses was mainly due to our efforts to drive adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 72.3% to US$189.0 million in the fourth quarter of 2020 from US$109.7 million in the fourth quarter of 2019. This increase was primarily due to higher staff compensation and benefit costs as well as increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 121.4% to US$109.5 million in the fourth quarter of 2020 from US$49.5 million in the fourth quarter of 2019, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$124.5 million in the fourth quarter of 2020, compared to a net non-operating loss of US$15.2 million in the fourth quarter of 2019. Our non-operating loss in the fourth quarter of 2020 was primarily due to investment loss arising mainly from the impairment of a private investment made in the prior years, and interest expense on convertible notes.

Income Tax Expense

We had a net income tax expense of US$44.2 million and US$36.0 million in the fourth quarter of 2020 and 2019, respectively. The income tax expense in the fourth quarter of 2020 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$524.6 million and US$281.9 million in the fourth quarter of 2020 and 2019, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$430.7 million and US$240.2 million in the fourth quarter of 2020 and 2019, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$0.87 and US$0.53 in the fourth quarter of 2020 and 2019, respectively.

Full Year Ended December 31, 2020 Compared to Full Year Ended December 31, 2019

Revenue

Our total GAAP revenue increased by 101.1% to US$4.4 billion for the full year ended December 31, 2020 from US$2.2 billion for the full year ended December 31, 2019. The increase was mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: GAAP revenue increased by 77.5% to US$2.0 billion for the full year ended December 31, 2020 from US$1.1 billion for the full year ended December 31, 2019. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

•	E-commerce and other services: GAAP revenue increased by 116.0% to US$1.8 billion for the full year ended December 31, 2020 from US$822.7 million for the full year ended December 31, 2019. This increase was primarily driven by the growth of our e-commerce marketplace, and positive developments in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to continuously enhance our service offerings as we seek to create greater value for our platform users.

•	Sales of goods: GAAP revenue increased by 168.7% to US$582.4 million for the full year ended December 31, 2020 from US$216.7 million for the full year ended December 31, 2019, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 92.7% to US$3.0 billion for the full year ended December 31, 2020 from US$1.6 billion for the full year ended December 31, 2019.

•	Digital Entertainment: Cost of revenue increased by 61.1% to US$702.3 million for the full year ended December 31, 2020 from US$435.9 million for the full year ended December 31, 2019. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 92.1% to US$1.7 billion for the full year ended December 31, 2020 from US$907.5 million for the full year ended December 31, 2019. The increase was primarily due to higher expenses associated with our logistics and other value-added services that we provide to our users, and other costs incurred in line with the growth of our e-commerce marketplace. Improvement in gross profit margins was mainly due to take-rate growth as we continue to roll out tools to better serve our users’ needs.

•	Cost of goods sold: Cost of goods sold increased by 155.8% to US$580.7 million for the full year ended December 31, 2020 from US$227.0 million for the full year ended December 31, 2019. The increase was largely in line with the increase in our product offerings.

Other Operating Income

Our other operating income increased by 1,093.5% to US$189.6 million for the full year ended December 31, 2020 from US$15.9 million for the full year ended December 31, 2019. The increase in our other operating income was mainly due to the rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 88.8% to US$1.8 billion for the full year ended December 31, 2020 from US$969.5 million for the full year ended December 31, 2019. The table below sets forth the breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2019	2020	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	108,505	165,319	52.4%
E-commerce	765,481	1,219,607	59.3%
Digital Financial Services	78,342	415,418	430.3%

•	Digital Entertainment: Sales and marketing expenses increased by 52.4% to US$165.3 million for the full year ended December 31, 2020 from US$108.5 million for the full year ended December 31, 2019. The increase was primarily due to higher online marketing costs as we continue to deepen the engagement with our gaming community.

•	E-commerce: Sales and marketing expenses increased by 59.3% to US$1.2 billion for the full year ended December 31, 2020 from US$765.5 million for the full year ended December 31, 2019. The increase in marketing expenses was primarily attributable to the ramping up of marketing incentives and brand marketing efforts, as we continue our investments to fully capture the opportunities in our markets.

•	Digital Financial Services: Sales and marketing expenses increased by 430.3% to US$415.4 million for the full year ended December 31, 2020 from US$78.3 million for the full year ended December 31, 2019. The increase in marketing expenses was mainly due to our efforts to drive adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 70.3% to US$657.2 million for the full year ended December 31, 2020 from US$385.9 million for the full year ended December 31, 2019. This increase was primarily due to higher staff compensation and benefit costs as well as provision for credit losses for our digital financial services business.

Research and Development Expenses

Our research and development expenses increased by 125.9% to US$353.8 million for the full year ended December 31, 2020 from US$156.6 million for the full year ended December 31, 2019, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$179.9 million for the full year ended December 31, 2020, compared to a net non-operating loss of US$477.4 million for the full year ended December 31, 2019. Our non-operating loss for the full year ended December 31, 2020 was primarily due to interest expense on convertible notes. Our non-operating loss for the full year ended December 31, 2019 was primarily due to a fair value loss of US$472.9 million arising from the fair value accounting treatment for the 2017 convertible notes.

Income Tax Expense

We had a net income tax expense of US$141.6 million and US$85.9 million for the full year ended December 31, 2020 and 2019, respectively. The income tax expense for the full year ended December 31, 2020 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$1.6 billion and US$1.5 billion for the full year ended December 31, 2020 and 2019, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$1.3 billion and US$867.8 million for the full year ended December 31, 2020 and 2019, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$2.78 and US$2.00 for the full year ended December 31, 2020 and 2019, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on March 2, 2021
8:30 PM Singapore / Hong Kong Time on March 2, 2021

Webcast link:	https://services.choruscall.com/links/se210302.html

Dial in numbers:	US Toll Free:1-888-317-6003 International: 1-412-317-6061 United Kingdom: 08-082-389-063	Hong Kong: 800-963-976 Singapore: 800-120-5863

Passcode for Participants: 8293261

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee, and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses and platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; general economic and business conditions in its markets; and the impact of widespread health developments, including the recent global coronavirus pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities) which could materially and adversely affect, among other things, the business and manufacturing activities of its sellers, merchants and logistics providers, the global supply chain including those of its sellers’ and merchants’, and consumer discretionary spending. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes” represents net loss before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•	“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•	“Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended December 31, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	397,115	(467,955)	(174,896)	(14,335)	(97,254)	(357,325)
Net effect of changes in deferred revenue and its related cost	259,107	-	-	-	-	259,107
Depreciation and Amortization	7,317	40,481	3,633	1,667	-	53,098
Share-based compensation	-	-	-	-	93,847	93,847
Adjusted EBITDA	663,539	(427,474)	(171,263)	(12,668)	(3,407)	48,727

	For the Three Months ended December 31, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	205,559	(331,431)	(50,731)	(11,154)	(42,288)	(230,045)
Net effect of changes in deferred revenue and its related cost	55,902	-	-	-	-	55,902
Depreciation and Amortization	4,946	25,281	970	3,132	-	34,329
Share-based compensation	-	-	-	-	34,935	34,935
Adjusted EBITDA	266,407	(306,150)	(49,761)	(8,022)	(7,353)	(104,879)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Full Year ended December 31, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Net effect of changes in deferred revenue and its related cost	939,816	-	-	-	-	939,816
Depreciation and Amortization	26,125	135,685	8,983	9,455	-	180,248
Share-based compensation	-	-	-	-	290,246	290,246
Adjusted EBITDA(3)	1,982,734	(1,306,908)	(511,092)	(39,551)	(18,198)	106,985

	For the Full Year ended December 31, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	529,524	(1,131,771)	(116,309)	(39,864)	(132,812)	(891,232)
Net effect of changes in deferred revenue and its related cost	474,340	-	-	-	-	474,340
Depreciation and Amortization	18,077	88,405	2,864	11,868	-	121,214
Share-based compensation	-	-	-	-	117,069	117,069
Adjusted EBITDA	1,021,941	(1,043,366)	(113,445)	(27,996)	(15,743)	(178,609)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

(3) For the full year of 2020, intersegment sales incentives are not included in the adjusted EBITDA calculation for e-commerce, digital financial services and other services segments.

	For the Three Months ended December 31,		For the Year ended December 31,
	2019	2020	2019	2020
	$	$	$	$
Net loss	(281,920)	(524,569)	(1,457,722)	(1,624,157)
Share-based compensation	34,935	93,847	117,069	290,246
Changes in fair value of the 2017 convertible notes	6,775	–	472,877 (1)	87
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(240,210)	(430,722)	(867,776)	(1,333,824)

Net (profit) loss attributable to non-controlling interests	(1,869)	977	(5,077)	6,101
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(242,079)	(429,745)	(872,853)	(1,327,723)

Weighted average shares used in loss per share computation:
Basic and diluted	460,325,659	494,805,090	436,601,801	477,264,888

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(0.53)	(0.87)	(2.00)	(2.78)

(1) Fair value loss of $472.9 million on the 2017 convertible notes was recorded as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended December 31,		For the Year ended December 31,
	2019	2020	2019		2020
	$	$	$		$
Revenue
Service revenue
Digital Entertainment	404,082	693,362	1,136,017		2,015,972
E-commerce and other services	296,515	656,566	822,659		1,777,330
Sales of goods	76,627	216,622	216,702		582,362

Total revenue	777,224	1,566,550	2,175,378		4,375,664

Cost of revenue
Cost of service
Digital Entertainment	(139,117)	(208,360)	(435,905)		(702,329)
E-commerce and other services	(294,685)	(611,637)	(907,518)		(1,743,773)
Cost of goods sold	(78,570)	(212,841)	(227,035)		(580,657)

Total cost of revenue	(512,372)	(1,032,838)	(1,570,458)		(3,026,759)

Gross profit	264,852	533,712	604,920		1,348,905

Operating income (expenses):
Other operating income	6,015	72,697	15,890		189,645
Sales and marketing expenses	(341,740)	(665,222)	(969,543)		(1,830,875)
General and administrative expenses	(109,705)	(189,005)	(385,865)		(657,215)
Research and development expenses	(49,467)	(109,507)	(156,634)		(353,785)

Total operating expenses	(494,897)	(891,037)	(1,496,152)		(2,652,230)

Operating loss	(230,045)	(357,325)	(891,232)		(1,303,325)
Interest income	9,396	4,275	33,935		24,804
Interest expense	(17,167)	(34,889)	(48,208)		(148,243)
Investment gain (loss), net	6,977	(63,073)	11,794		(17,820)
Changes in fair value of convertible notes	(6,775)	-	(472,877	)(1)	(87)
Foreign exchange loss	(7,614)	(30,772)	(2,031)		(38,567)

Loss before income tax and share of results of equity investees	(245,228)	(481,784)	(1,368,619)		(1,483,238)
Income tax expense	(36,011)	(44,166)	(85,864)		(141,640)
Share of results of equity investees	(681)	1,381	(3,239)		721

Net loss	(281,920)	(524,569)	(1,457,722)		(1,624,157)

Net (profit) loss attributable to non-controlling interests	(1,869)	977	(5,077)		6,101

Net loss attributable to Sea Limited’s ordinary shareholders	(283,789)	(523,592)	(1,462,799)		(1,618,056)

Loss per share:
Basic and diluted	(0.62)	(1.06)	(3.35)		(3.39)

Weighted average shares used in loss per share computation:
Basic and diluted	460,325,659	494,805,090	436,601,801		477,264,888

(1) Fair value loss of $472.9 million on the 2017 convertible notes was recorded as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2019	2020
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,118,988	6,166,880
Restricted cash	434,938	859,192
Accounts receivable, net of allowance for credit losses of $4,083 and $7,978, as of December 31, 2019 and December 31, 2020 respectively	187,035	362,999
Prepaid expenses and other assets	535,187	1,054,229
Loans receivable, net of allowance for credit losses of nil and $20,872, as of December 31, 2019 and December 31, 2020 respectively	-	285,937
Inventories, net	26,932	64,219
Short-term investments	102,324	126,099
Amounts due from related parties	4,735	19,449
Total current assets	4,410,139	8,939,004

Non-current assets
Property and equipment, net	318,620	386,401
Operating lease right-of-use assets, net	182,965	234,555
Intangible assets, net	15,020	39,773
Long-term investments	113,797	190,482
Prepaid expenses and other assets	65,684	204,804
Loans receivable, net of allowance for credit losses of nil and $19,612, as of December 31, 2019 and December 31, 2020 respectively	-	117,149
Restricted cash	16,652	27,321
Deferred tax assets	70,340	99,904
Goodwill	30,952	216,278
Total non-current assets	814,030	1,516,667
Total assets	5,224,169	10,455,671

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2019	2020
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	69,370	121,637
Accrued expenses and other payables	980,805	2,033,461
Advances from customers	65,062	161,379
Amounts due to related parties	34,990	42,613
Short-term borrowings	1,258	-
Operating lease liabilities	56,320	74,506
Deferred revenue	1,097,868	2,150,165
Convertible notes	29,481	-
Income tax payable	27,212	52,306
Total current liabilities	2,362,366	4,636,067

Non-current liabilities
Accrued expenses and other payables	25,802	36,159
Long-term borrowings	358	-
Operating lease liabilities	144,000	177,870
Deferred revenue	160,708	343,297
Convertible notes	1,356,332	1,840,406
Deferred tax liabilities	975	1,526
Unrecognized tax benefits	976	107
Total non-current liabilities	1,689,151	2,399,365
Total liabilities	4,051,517	7,035,432

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2019	2020
	$	$
Shareholders’ equity
Class A Ordinary shares	154	179
Class B Ordinary shares	76	76
Additional paid-in capital	4,687,284	8,526,571
Accumulated other comprehensive income	5,449	4,681
Statutory reserves	46	2,363
Accumulated deficit	(3,530,585)	(5,150,958)

Total Sea Limited shareholders’ equity	1,162,424	3,382,912
Non-controlling interests	10,228	37,327
Total shareholders’ equity	1,172,652	3,420,239
Total liabilities and shareholders’ equity	5,224,169	10,455,671

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three months ended December 31,		For the Year ended December 31,
	2019	2020	2019	2020
	$	$	$	$
Net cash (used in) generated from operating activities	(27,798)	185,444	69,865	555,868
Net cash used in investing activities	(143,681)	(366,936)	(363,219)	(886,912)
Net cash generated from financing activities	1,045,045	2,949,101	2,579,595	3,733,132
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	23,177	59,032	25,025	80,727
Net increase in cash, cash equivalents and restricted cash	896,743	2,826,641	2,311,266	3,482,815
Cash, cash equivalents and restricted cash at beginning of the period/year	2,673,835	4,226,752	1,259,312	3,570,578

Cash, cash equivalents and restricted cash at end of the period/year	3,570,578	7,053,393	3,570,578	7,053,393

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	693,362	842,215	24,353	6,620	-	1,566,550
Operating income (loss)	397,115	(467,955)	(174,896)	(14,335)	(97,254)	(357,325)
Non-operating loss, net						(124,459)
Income tax expense						(44,166)
Share of results of equity investees						1,381
Net loss						(524,569)

	For the Three Months ended December 31, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	404,082	302,590	3,206	67,346	-	777,224
Operating income (loss)	205,559	(331,431)	(50,731)	(11,154)	(42,288)	(230,045)
Non-operating loss, net						(15,183)
Income tax expense						(36,011)
Share of results of equity investees						(681)
Net loss						(281,920)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Year ended December 31, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	2,015,972	2,167,149	60,785	131,758	-	4,375,664
Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Non-operating loss, net						(179,913)
Income tax expense						(141,640)
Share of results of equity investees						721
Net loss						(1,624,157)

	For the Year ended December 31, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,136,017	834,295	9,223	195,843	-	2,175,378
Operating income (loss)	529,524	(1,131,771)	(116,309)	(39,864)	(132,812)	(891,232)
Non-operating loss, net						(477,387)
Income tax expense						(85,864)
Share of results of equity investees						(3,239)
Net loss						(1,457,722)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.